BANCO ITAÚ HOLDING FINANCEIRA S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

ANNOUNCEMENT TO THE MARKET

1.	Banco Itaú Holding Financeira S.A. (Itaú) and XL Capital Ltd. (XL), through its subsidiary XL Insurance (Bermuda) Ltd, have signed, on this date, a Memorandum of Understandings aiming to create a new insurance company in Brazil, which will operate in the commercial lines insurance market.

2.	XL, through its operating subsidiaries, is a leading provider of insurance and reinsurance coverage and financial products and services to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. As of September 30, 2005, XL had consolidated shareholders’ equity of approximately $7.0 billion and consolidated assets of approximately $54.9 billion, with operations in over 30 countries, including Brazil.

3.	The Memorandum of Understandings involves the contribution by Itaú and XL of commercial lines insurance business in Brazil (namely, property, casualty and specialty commercial books) to a new insurance company.

4.	For Itaú the Memorandum of Understandings means:

o	Reinforcement of its position in the commercial lines insurance business;

o	Taking advantage of the synergies existent between Itaú and XL, that is, aggregate to Itaú´s knowledge and penetration in the Brazilian market, XL´s expertise in the underwriting of commercial lines insurance business and its capacity of reinsurance, with advantages for Itaú´s customers and insurance brokers.

5.	Through this operation, besides obtaining know-how, the proposed joint venture plans to position itself for possible changes in the reinsurance regulation in Brazil, as per discussions currently taking place at the National Congress(*).

6.	The effectiveness of the Memorandum of Understandings is subject to the signature of the definitive agreements by the parties, approval by the governmental authorities and other conditions.

(*)	The Commission of Economic Development, Industry and Commerce of the Brazilian House of Representatives has approved, on January 25, 2006, complementary law project which allows the competition in the reinsurance market in Brazil. The text of the law still needs to be voted by the representatives and the Senate, and receive the presidential approval.

São Paulo, January 30, 2006.

Alfredo Egydio Setubal
Investor Relations Officer